Shift Technologies, Inc.

2525 16th Street, Suite 316

San Francisco, CA 94103-4234

December 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shift Technologies, Inc.
Registration Statement on Form S-1
File No. 333-249786

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shift Technologies, Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-249786) (the “Registration Statement”) be declared effective on December 3, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission prior to such time. The Registrant hereby authorizes each of Martin C. Glass and Jeffrey R. Shuman of Jenner & Block LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Martin C. Glass of Jenner & Block LLP, counsel to the Registrant, at (212) 891-1672, or in his absence, Jeffrey R. Shuman at (312) 840-8695.

[Signature Page Follows]

Sincerely,

/s/ George Arison
George Arison Co-Chief Executive Officer and Chairman

cc:	Amanda Bradley, Esq. Martin C. Glass, Esq.
Jeffrey R. Shuman, Esq.